FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 6, 2001.

DEALCHECK.COM INC.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada

(Jurisdiction of Incorporation)

65 Queen Street West, Suite 1905, Toronto, Ontario, Canada, M5H 2M5

(Address of Principal Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F	X	Form 40F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	______	NO	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/S/Terence Robinson
Terence Robinson
Chairman and CEO
Dealcheck.com Inc.

Date:November 6, 2001

DEALCHECK.COM INC.

FOR IMMEDIATE RELEASE

Dealcheck.com Inc announces new developments at its investee company

Toronto, November 6, 2001 - Dealcheck.com Inc. (OTCBB: DCHK) is pleased to announce that XLoom Holdings Inc. (dba - xLoom Systems), a Seattle, Washington based private company, in which Dealcheck owns 165,921 common shares representing approximately 5% of the issued shares, has developed a new Original Equipment Manufacturer (OEM) relationship with Magellan Networks. Under the arrangement, Magellan Networks is purchasing xFrame engine of XLoom Holdings Inc. as the core of their new product, called xNode and includes purchase of non-exclusive global OEM rights, work-for-hire consulting and support services and OEM product licensing.

XLoom is in final negotiations of a licensing contract with NTT- X of Japan as all the contract points have now been agreed. Its' product, "Cayman" release version 3.0 is being first deployed for the Nikkei Desktop, target go-live date of December 3, 2001. xFrame 3.0 has now gone through number of improvements to optimize the product for scalability and performance.

XLoom has an on -going contract with Japan Network Systems Co. Ltd. for work-for-hire consulting services, and has signed a Letter of Intent for distribution and ISD (independent software developer) services.Janet is an ISD on the Nikkei Desktop project in Japan and xLoom is consulting to that project. For information on the Nikkei Desktop, see a press release on http://www.nni.nikkei.co.jp/FR/SERV/help/npr0018.html.

Mr. Gordon Harter, CEO of XLoom commented "During the past six months, we have been working hard to reduce our burn rate and increase our revenue and are pleased to achieve considerable success in both. Our average quarterly revenue increased by 248% to $376,000 in the third quarter ended September 30, 2001 compared to an average quarterly revenue of $108,000 for the first two quarters. In the first quarter next year, we will release a 'Cayman' version with the updated .NET features, and targeted for commercial release. We strongly believe in the great technology and market potential of our products."

About XLoom Holdings Inc.

XLoom is engaged in development and marketing of the xLoom Application Framework software (xFrame). XFrame rapidly extends existing business applications, allowing secure wired, wireless and even voice-enabled access to critical enterprise data. Integrated with Microsoft's .NET Framework, xFrame will allow businesses to rapidly and securely extend applications to include currently popular wired and wireless devices.

About Dealcheck.com Inc.

Dealcheck.com Inc. has holdings in various industries through acquisition of existing companies, applying the financial resources and management expertise to foster the growth and profitability of the acquired businesses. The holding company serves as a financial and professional partner to the management of the subsidiaries. Its role is to improve each subsidiary's access to capital, achieve economies of scale by consolidating administrative functions, and utilizing the financial and management expertise of corporate personnel across all units. The Company is continuing to work with management of the subsidiary companies to improve revenues, operations and profitability.

For more information on Dealcheck.com Inc. contact Kam Shah, CFO at 416-860-9997 or visit their web site at www.dealcheck.com. For Investor Relations, contact Rob Kennedy at Current Capital Corporation. at 416-860-0211 or visit their website at www.currentcapital.com.

For more information on XLoom Holdings Inc., Contact Gordon Harter, CEO at 425-576-4720 or visit their web site at www.xLoom.com.

Trading in DealCheck.com shares are reported on the NASD-OTCBB under the symbol "DCHK".

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.